UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
68988

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fenix Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, Floor 85
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julian Galvez	646-573-6105	jgalvez@fenixsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Julian Galvez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fenix Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BENGIE MAR SOLON DIAMOS
Notary Public - State of Georgia
Forsyth County
My Commission Expires Feb 18, 2026

Signature:

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2022

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

FENIX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to SEC Rule 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To Members of Fenix Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenix Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fenix Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fenix Securities, LLC's management. Our responsibility is to express an opinion on Fenix Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fenix Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fenix Securities, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 27, 2023

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	41
Clearing deposits, cash		276,182
Due from clearing brokers		255,009
Right of use asset		11,126
Prepaids and other assets		12,076
Total assets	$	554,434

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	85,219
SBA EIDL loan		108,887
Loan		8,869
Lease liabilities		10,846
Accounts payable		85,331
Total liabilities		299,152
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		-
MEMBERS' EQUITY		255,282
Total liabilities and members' equity	$	554,434

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company is: a securities broker-dealer registered since August 2012 with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue recognition

The Company records commission revenue from customer securities transactions and related and expenses on a trade-date basis. The Company records fee revenue from customer use of market access technology based on the terms of the respective customer agreements. The Company records a portion of the margin interest paid by its customers to the Company's clearing brokers based on the terms of the clearing agreements.

Receivables

Receivables are carried at their estimated collectible amounts based on experience with the customer and current economic conditions. The Company has evaluated balances due as of December 31, 2022 to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded as of December 31, 2022.

Agreements with clearing brokers

The Company maintains fully disclosed clearing agreements with clearing brokers and does not carry or clear customer accounts. All customer transactions are introduced to, and executed and cleared by, its clearing brokers on behalf of the Company. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereto, including the preparation and distribution of customer's confirmations, and statements and maintenance margin requirements under the Act, and the rules of the Self-Regulatory Organizations of which the Company is a member. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customers' accounts.

Under the terms of the fully disclosed clearing agreements the Company is required to maintain deposits with the clearing brokers, which totaled $276,182 as of December 31, 2022.

The Company has $255,009 due from its clearing brokers as of December 31, 2022. The Company has a 1 year 8% note payable with a clearing broker, which on December 31, 2022, was $8,869.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2022, was $4,928.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity, and its members are taxed on their respective share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. Federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties relating to income taxes were incurred as of and for the year ended December 31, 2022.

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New Accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended then. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements take as a whole.

NOTE 3 – LEASES

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several noncancelable operating leases for office space subject to ASC 842, applied as set forth below.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset (ROUA) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROUA is subsequently measured throughout the lease term at the amount of the remeasured lease liability, representing the present value of the remaining lease payments; as adjusted for unamortized initial direct costs, prepaid or accrued lease payments; unamortized lease incentives received; and any impairments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

Amounts reported in the Statement of Financial Condition as of December 31, 2022 are as follows:

Operating lease:	
Right-of-use asset	$11,126
Lease liability	$10,846

.

NOTE 3 – LEASES(continued)

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2022 are as follows:

2023	11,501

Total undiscounted lease payments	$11,501
Less imputed interest	(655)
Total lease liability	$10,846

Other information as of December 31, 2022:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 3.25% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2022, the Company's net capital of $242,170 exceeded its net capital requirement of $19,221 by $222,949. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.2 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

On July 1, 2015, the Company entered into a Foreign Associate Agreement with a Senior Officer of the Firm (amended October 1, 2018) under which the Company recorded compensation of $485,000 during the year ending December 31, 2022.

The Company earned approximately 16% of its revenues from transactions related to one foreign asset management firm with which it has entered into a Foreign Finders Agreement. Under the agreement the Foreign Finder introduces customer accounts and transactions to the Company and receives compensation based on the income generated by those transactions. The compensation expense paid to the Foreign Finder for the year ended December 31, 2022, is included in the amount of commission expense reported on the Statement of Income.

NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

The Company earned approximately 7.6% of its revenue from transactions in customer accounts introduced by an affiliated investment advisor with which it has entered into an Advisory Brokerage Agreement. Under the agreement the Company establishes brokerage accounts for clients of the investment advisor and executes transactions introduced to the Company by Foreign Investment Advisors on behalf of their advisory clients. The relationship between the Foreign Investment Advisor and the advisory client is covered by a separate Client Advisory Agreement to which the Company is not a party. All advisory accounts and transactions are carried by the clearing firms. In accordance with the Advisory Brokerage Agreement the Company is authorized to deduct fees and charges from the accounts of advisory clients and forward those funds to the affiliated investment advisor, who in turn pays a portion of the advisory fees to the Foreign Investment Advisors. The advisory fee expense amount of $287,209 paid to the affiliated investment advisor for the year ended December 31, 2022, is included in the amount of commission expense reported on the Statement of Income.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing brokers, involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 – SBA ECONOMIC INJURY DISASTER LOAN

The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 17, 2020 and received the loan proceeds of $105,000 on June 18, 2020. The receipt of these funds is dependent on the Company having initially qualified for the loan. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan. This $105,000 loan is aggregate indebtedness of the Company on December 31, 2022. It has a 3.75% annual interest. The loan as of December 31, 2022, is $108,887 including accrued interest.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Fenix Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fenix Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fenix Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Fenix Securities, LLC stated that Fenix Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fenix Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fenix Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 27, 2023

FENIX SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

Fenix Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Julian Galvez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

CEO